Email Outreach template; Sent to 250 person test group on June 22nd. Disclosure included.



Intelligent Clinical Systems | AMBI

• NOW LIVE ON WEFUNDER •

Hi there,

I am Robert Schmid, the founder of Intelligent Clinical Systems. Before that, I was an acute-care nurse for sixteen years.

Supply locations live in nurses' heads. New, float, and agency staff are at risk the moment they walk into a room they have never worked in, and even veterans lose time in the supply room daily. Memory degrades under stress, and the high-stress moments of acute care are exactly when clinical recall fails hardest. Billions have gone into electronic health records. The supply room is still analog.

Ambi is a voice-activated, LED-guided supply retrieval system that lives directly on the supply rack. A clinician walks up, speaks the item they need, and the exact slot illuminates in seconds. It runs entirely on-device. No screens. No apps. No cloud. No PHI. It installs on any existing rack in about thirty minutes.

A few things worth knowing about where the company is today:

- IdeaFunding 2026 Catalyst Award winner, $10K, Arizona
- Prototype validated at the University of Arizona ASTEC simulation center
- Four provisional patents filed, with the non-provisional filing targeted for June 2026

We are now opening a Wefunder round under Regulation Crowdfunding so people who care about this work can be part of it.

You can read the full story, the deal, and (if you would like) invest here:

Invest Now →

https://intelligentclinicalsystems.com/invest

This is not a sales pitch. It is an invitation to look. If the work matters to you, you can be part of building it.

Thank you for reading this far,
Robert Schmid
Founder and CEO, Intelligent Clinical Systems

P.S. If you would like to look closer, the technical and clinical detail lives on the page. I read every reply.

P.S. If you would like to look closer, the technical and clinical detail lives on the page. I read every reply.

DISCLOSURE

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

AMBI

© Intelligent Clinical Systems

VOICE ACTIVATED RETRIEVAL

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Linkedin Communications with disclaimer:

Soham Deshpande · You
Intelligent Clinical Systems | CSE @ UC Irvine
2w • Edited •

Over the past year I've been building Deterministic Edge Control Architecture with Intelligent Clinical Systems, a voice guided supply system built specifically for clinical environments. Nurses ask, the right supply location lights up. No screens, no cloud, no HIPAA exposure.

We're in the early stages of our Reg-CF crowdfunding raise and collecting commitments now. If you're an investor, clinician, or interesting in tech/edge AI would highly recommend taking a look and sharing with your network.

The link is below. Happy to answer any questions directly.

Disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

#StartupInvesting #HealthTech #EdgeAI

Intelligent Clinical Systems
2w • Edited •

We're live on Wefunder ❗

Ambi is a voice-to-light clinical supply guidance system built by Intelligent Clinical Systems, designed to help nurses find what they need, fast, without touching a screen or wasting time searching for medical supplies.

It runs entirely on-device. No cloud dependency. No HIPAA exposure risk.

Just ambient intelligence that listens
lights up the right supply location
and gets out of the way.

Rajasee Thakre · 1st
Product Strategy and Analytics Intern @ICS | Helping startups & teams ...
2w •

A lot of my posts are about https://lnkd.in/eG2Mar2c 😅

Today, I'm asking for your support!

If our mission resonates with you, please take a look at the campaign below and consider sharing it with someone who might be interested.
👇
#HealthTech #HealthcareInnovation #MedTech #Startup #Crowdfunding #DigitalHealth #FutureOfHealthcare

Intelligent Clinical Systems
2w • Edited •
We're live on Wefunder ❗

Ambi is a voice-to-light clinical supply guidance system built by... more


Intelligent Clinical Systems
AMBI
AMBIENT INTELLIGENCE
NOW ACCEPTING EARLY COMMITMENTS
Voice-guided clinical supply intelligence · On-device · HIPAA-compliant
LIVE ON WEFUNDER

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Intelligent Clinical Systems
2w • Edited •

We're live on Wefunder ❗

Ambi is a voice-to-light clinical supply guidance system built by Intelligent Clinical Systems, designed to help nurses find what they need, fast, without touching a screen or wasting time searching for medical supplies.

It runs entirely on-device. No cloud dependency. No HIPAA exposure risk.

Just ambient intelligence that listens
lights up the right supply location
and gets out of the way.

We're in the early stages of our campaign and collecting commitments now. If you believe clinical supply chaos is a solvable problem, and that the solution shouldn't live in the cloud. We'd love to have you along for the build.

⭕ Early commitments are open. Questions are welcome.

— Robert & the ICS team

Here is the link to the active campaign site: https://lnkd.in/gNekcHUJ

⭕ Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.


Intelligent Clinical Systems
AMBI
AMBIENT INTELLIGENCE
NOW ACCEPTING EARLY COMMITMENTS

Website Landing Page. Disclosure included



Intelligent Clinical Systems™

Ambi Features Benefits Team Pilot News Contact

Ambient intelligence for the Supply Surface

Offline - Deterministic - Infrastructure

We are live on WeFunder. Support Us!

Our ambient intelligent modular rack guidance system turns ordinary storage racks into context-aware, voice-activated guided networks. By combining hands-free interaction with dynamic lighting, it directs users to the right item in seconds — cutting search time, reducing stress, and improving operational flow in critical environments.

Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind

Introducing Ambi   **Our Updates**